650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

Douglas k. schnell

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

December 8, 2017

BY EDGAR

Daniel Duchovny, Esq.

Frank Pigott, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Letter Dated December 7, 2017

Dear Messrs. Duchovny and Pigott:

Enclosed are the enclosures referenced in the December 7, 2017, letter to the staff of the Securities and Exchange Commission from Wilson Sonsini Goodrich & Rosati, Professional Corporation, related to Deckers Outdoor Corporation.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Larry W. Sonsini

Bradley L. Finkelstein

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